

Mail Stop 3720

January 10, 2008

Gary B. Smith
President and Chief Executive Officer
Ciena Corporation
1201 Winterson Road
Linthicum, MD 21090-2205

> **Re: Ciena Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Filed December 17, 2007**
> **File No. 0-21969**

Dear Mr. Chinnici:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note (1). Fiscal Year, page 51

1. We note your conclusion that the adjustments are not material to your "results for fiscal 2006 or fiscal 2007, or any interim period therein." Please tell us how you considered SABs 99 and 108 in concluding that the restatements of your financial statements were not required in accordance with FAS 154.

Note (3). Goodwill Assessment – Fiscal 2006 and Fiscal 2007, page 58

2. We note that the fair value of your one reporting unit was based on your market capitalization and a control premium. Please:

    - Disclose the control premium used and tell us how it was determined.
    - Provide a detailed discussion of your goodwill impairment test, including the methodology and assumptions used, in your critical accounting policies. You should also discuss the impact on your financial statements had you used no control premium.

    Please provide us with your proposed disclosures.

3. Please revise to provide a discussion in your critical accounting policies of the impact of fluctuations in your stock price on your goodwill impairment assessment. In this regard, you should explain whether a single decline in stock price or a longer term decline in the stock price would be a triggering event resulting in an interim impairment assessment. Provide us with your proposed disclosures.

Note (13). Call Spread Option, page 66

4. We note that your call spread options were recognized as a reduction in additional paid in capital. Please tell us in detail why the accounting is appropriate. Refer to your basis in the accounting literature that supports your accounting. Further, please include a discussion of any other accounting guidance considered when determining the appropriate accounting for these options.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director